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Exhibit 99.5

CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the inclusion in the Annual Report on Form 40-F of Barrick Gold Corporation (the Corporation) of our report dated February 20, 2008 relating to the Corporation's consolidated financial statements and the effectiveness of internal control over financial reporting.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 27, 2008

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  Exhibit 99.5
CONSENT OF INDEPENDENT ACCOUNTANTS